GAMMON LAKE RESOURCES INC.	MEXGOLD RESOURCES INC.
202 Brownlow Ave., Cambridge 2, Suite 306	202 Brownlow Ave., Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5	Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631	Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com	www.mexgold.com
TSX:GAM / AMEX:GRS / BSX:GL7	TSXV:MGR

Halifax, June 7, 2006

Production Ramps-Up at Gammon Lake's Ocampo Gold-Silver Mine

The Ocampo Heap Leach Produced 7,729 Gold Equivalent Ounces in the month of May equaling
5,737 ounces of gold and 101,605 ounces of silver, based on actual Gold and Silver prices realized upon sale.

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) and Mexgold Resources Inc. ("Mexgold") (TSX-V:MGR) are pleased to announce production results from Gammon Lake's Ocampo Gold-Silver Mine in Chihuahua, Mexico, and Mexgold's El Cubo Mine in Guanajuato, Mexico.

Precious metals production from the heap leach at Ocampo continues to ramp up toward full commercial production. The Ocampo heap leach produced 7,729 Gold Equivalent Ounces in the month of May equaling 5,737 ounces of gold and 101,605 ounces of silver, based on actual Gold and Silver prices realized upon sale. This represents more than three times the metal production during the month of April. During the month of May, the Company mined an average 14,829 tonnes of ore per day and is currently stacking approximately 10,000 to 12,000 tonnes of ore per day on the heap leach pad. Metallurgical testwork indicates that the heap leach has a 120-day recovery cycle on ore stacked and placed under leach. It is expected that production will continue to accelerate over the coming months, with the heap leach reaching full commercial production during the month of September, 2006. The Company estimates full production from the heap leach at an average of 136,735 ounces of gold and 3,979,826 ounces of silver per year using 13,000 tonnes per day of ore stacked on the heap leach. Total first year commercial production at Ocampo, including underground operations is expected to exceed 190,000 ounces of gold and 6.6-million ounces of silver. Construction of the Ocampo 1,500 tonne per day Mill is on schedule for first ore processing during the month of July, 2006.

Kappes, Cassiday & Associates (KCA) is maintaining a heap leach model which shows actual precious metal recoveries to date versus feasibility metallurgical predictions. The model covers the first 770,000 tonnes of ore that has been stacked on the heap leach, which includes up to May 30, 2006. The results demonstrated 5.4% higher gold equivalent recoveries than feasibility estimates. "We are very pleased with the results of the ongoing heap model as it demonstrates that the heap leach is performing at feasibility level metallurgical recoveries, commented Dan Kappes, President of Kappes, Cassiday & Associates.

Gammon Lake – Mexgold Combined Mine Production

On May 28, 2006 Gammon Lake Resources Inc. and Mexgold Resources Inc. signed a binding letter of intent to complete a business combination whereby Gammon Lake will acquire all of the outstanding common shares of Mexgold not currently owned by Gammon Lake (Please refer to press release dated May 29, 2006 for further details of the proposed transaction).

During the month of May, Mexgold Resources produced 3,571 ounces of gold and 128,675 ounces of silver from the El Cubo – Las Torres Mine Complex. The following table demonstrates the combined realized production for the month of May from Gammon Lake's Ocampo Mine and Mexgold's El Cubo Mine as both Companies continue to ramp up to full production. Once accomplished, full combined commercial production is expected to measure more than 400,000 gold equivalent ounces per year (235,600 ounces of gold and 10,500,000 ounces of silver.)

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May 2006 Gold-Silver Production
	Gammon Lake	Mexgold	Combined
	Ocampo	El Cubo – Las Torres	Company
Gold (oz)	5,737	3,571	9,308
Silver (oz)	101,605	128,675	230,280
Gold Equivalent(1) (oz)	7,729	6,133	13,862

(1) Gold Equivalent values are based on actual gold and silver prices realized upon sale.

Management of both Gammon Lake and Mexgold intend to provide monthly production reports from Ocampo and El Cubo – Las Torres to keep shareholders abreast of progress made as each Company continues to ramp up to full production at their respective projects.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mining Company with properties in Mexico. The Company's flagship Ocampo Gold-Silver Project is at an advanced stage of development, and Gammon Lake is moving toward becoming a mid-tier gold and silver producer in 2006. The Company is 100% unhedged and is fully financed to reach full production from the Ocampo Mine.

About Mexgold

Mexgold Resources Inc. has been producing gold and silver from the El Cubo Mine since the Company acquired the mine in March, 2004. Mexgold has a cash position of approximately C$36-million. During the first quarter of 2006 the mine produced 10,643 ounces of gold and 496,783 ounces of silver. On a fully diluted basis, Mexgold is currently 20% owned by Gammon Lake.

Pursuant to an historical escrow agreement dated November 20, 2001, a total of 300,000 shares will be released from escrow immediately as a result of the graduation of Mexgold to Tier 1 on the TSX Venture Exchange effective November 3, 2005.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. Dan Kappes, President of Kappes, Cassiday & Associates (KCA) is responsible for all of the metallurgical data contained within this press release. Third party analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques. For further information please visit the Gammon Lake or Mexgold websites at www.gammonlake.com or www.mexgold.com. For additional information please contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc. and Mexgold Resources Inc.	Gammon Lake Resources Inc. and Mexgold Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Gammon Lake's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Lake, or from the SEC's website at http://www.sec.gov/edgar.shtml.

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No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake and Mexgold, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's and Mexgold's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission and Mexgold's Management's Discussion and Analysis as filed with securities regulatory authorities in Canada. Although Gammon Lake and Mexgold have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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